PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated March 11, 2022)	Registration No. 333-260835
903,072,352 Shares of Class A Common Stock
8,900,000 Warrants to Purchase Shares of Class A Common Stock
This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated March 11, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Post-Effective Amendment No. 1 to the Form S-1 (Registration Statement No. 333-260835) filed with the Securities and Exchange Commission (the “Commission”) on March 11, 2022, related to: (1) the issuance and sale by us of an aggregate of (i) 234,560,193 shares of our Class A common stock, par value $0.00001 per share (“Class A Common Stock”), issuable by us upon conversion of our Class B common stock, par value $0.00001 per share (“Class B Common Stock”), held by certain of our stockholders (the “Non-Affiliate Conversion Stock”), (ii) 425,722 shares of Class A Common Stock issuable upon the exercise of certain outstanding options to purchase Class A Common Stock held by individuals who terminated their employment with Aurora Innovation, Inc. prior to the closing of the business combination among Reinvent Technology Partners Y (“RTPY”), Aurora Innovation Holdings, Inc. (formerly Aurora Innovation, Inc.) and RTPY Merger Sub Inc. (the “Former Employee Options”) and (iii) 12,218,750 shares of Class A Common Stock issuable upon the exercise of 12,218,750 warrants, exercisable on December 3, 2021, at a price of $11.50 per share (the “Public Warrants”), (2) the issuance and resale of (i) 246,547,784 shares of Class A Common Stock issuable by us upon conversion of the Class B Common Stock held by certain of our stockholders the (“Affiliate Conversion Stock”), (ii) 951,098 shares of Class A Common Stock issuable upon the exercise of certain outstanding options to purchase Class A Common Stock (the “Affiliate Options”) and vesting of certain restricted stock units for Class A Common Stock held by certain of our affiliates and their affiliated entities (the “Affiliate RSUs” and together with the Affiliate Options, the “Affiliate Equity Stock”) and (iii) 8,900,000 shares of Class A Common Stock issuable upon the exercise of 8,900,000 warrants (the “Private Placement Warrants”) to purchase shares of Class A Common Stock purchased in a private placement in connection with RTPY’s initial public offering of units, consummated on March 18, 2020 (the “RTPY IPO”), and (3) the resale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “Selling Securityholders”) of (i) 4,029,344 shares of Class A Common Stock beneficially owned by certain of our affiliates (the “Affiliate Class A Stock”), (ii) 6,883,086 shares of Class A Common Stock beneficially owned by Reinvent Sponsor Y LLC (the “Sponsor Stock”), (iii) 100,000,000 shares of Class A Common Stock purchased at Closing by a number of subscribers pursuant to separate PIPE Subscription Agreements (the “PIPE Shares”), (iv) 288,556,375 shares of Class A Common Stock beneficially owned by certain stockholders who have been granted registration rights (the “Registration Rights Shares”) and (v) 8,900,000 Private Placement Warrants purchased by the Sponsor in connection with the RTPY IPO, with the information contained in the Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 17, 2022 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
Our Class A Common Stock is listed on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “AUR,” and the Public Warrants are listed on Nasdaq under the symbol “AUROW.” On March 14, 2022, the last quoted sale price for our Class A Common Stock as reported on Nasdaq was $3.75 per share and the last quoted sale price for our Public Warrants as reported on Nasdaq was $0.79 per warrant.
We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for this prospectus and for future filings.
Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is March 17, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of report (Date of earliest event reported): March 17, 2022 (March 15, 2022)
AURORA INNOVATION, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-40216	98-1562265
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1654 Smallman St, Pittsburgh, PA	15222
(Address of principal executive offices)	(Zip Code)
(888) 583-9506
(Registrant’s telephone number, including area code)
N/A
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.00001 per share	AUR	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	AUROW	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
Named Executive Officer Compensation
On March 15, 2022, the compensation committee of the Board (“Compensation Committee”) approved 2022 annual base salary increases and 2022 bonus targets for our named executive officers, as set forth in the chart below, effective as of January 1, 2022:

Name and Principal Position	2022 Base Salary	2022 Target Bonus (as a % of Base Salary)
Chris Urmson Chief Executive Officer	$400,000	40%
Richard Tame Chief Financial Officer	$450,000	40%
Will Mouat General Counsel, Vice President, Secretary	$400,000	40%

        Further, as part of the compensation review, the Compensation Committee approved grants of restricted stock units (“RSUs”) to our named executive officers as follows:

        Mr. Urmson received two RSU grants under the Company’s 2021 Equity Incentive Plan (the “2021 Plan”) covering: (i) 578,239 shares (the “2022 CEO RSUs”); and (ii) 289,120 shares (the “2023 CEO RSUs”). The 2022 CEO RSUs will vest as to 40% on May 20, 2022, and as to 20% quarterly thereafter on the Company’s standard quarterly vesting dates, subject to continued service through each vesting date. The 2023 CEO RSUs will vest as to 25% on May 20, 2023, and 25% quarterly thereafter on the Company’s standard quarterly vesting dates, subject to continued service through each vesting date.

        Mr. Tame received three RSU grants under the 2021 Plan covering: (i) 60,302 shares (the “2024 CFO RSUs”); (ii) 66,084 shares (the “2025 CFO RSUs”); and (iii) 5,782 shares (the “2026 CFO RSUs”). The 2024 CFO RSUs will vest as to 25% on May 20, 2024, and as to 25% quarterly thereafter on the Company’s standard quarterly vesting dates, subject to continued service through each vesting date. The 2025 CFO RSUs will vest as to 25% on May 20, 2025, and 25% quarterly thereafter on the Company’s standard quarterly vesting dates, subject to continued service through each vesting date. The 2026 CFO RSUs will vest as to 25% on May 20, 2026, and 25% quarterly thereafter, subject to continued service through each vesting date.

        Mr. Mouat received three restricted stock unit grants under the 2021 Plan covering: (i) 60,302 shares (the “2022 GC RSUs”); (ii) 66,084 shares (the “2023 GC RSUs”); and (iii) 5,782 shares (the “2024 GC RSUs”). The 2022 GC RSUs will vest as to 40% on May 20, 2022, and as to 20% quarterly thereafter on the Company’s standard quarterly vesting dates, subject to continued service through each vesting date. The 2023 GC RSUs will vest as to 25% on May 20, 2023, and 25% quarterly thereafter on the Company’s standard quarterly vesting dates, subject to continued service through each vesting date. The 2024 GC RSUs will vest as to 25% on May 20, 2024, and 25% quarterly thereafter, subject to continued service through each vesting date.

        All RSU grants are subject to the 2021 Plan and the form of RSU agreement approved thereunder.

    Each named executive officer entered into a confirmatory employment letter memorializing the current compensation and employment arrangements described above. Such description of each confirmatory employment letter does not purport to be complete and is qualified in its entirety by the full text of each confirmatory employment letter, which are attached hereto as Exhibit(s) 10.1, 10.2, and 10.3 and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.
(d) Exhibits.
EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Letter for Chris Urmson, dated March 15, 2022.
10.2	Employment Letter for Richard Tame, dated March 15, 2022.
10.3	Employment Letter for William Mouat, dated March 15, 2022.
104	Cover Page Interactive Data File.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.
Dated: March 17, 2022

AURORA INNOVATION, INC.

By:	/s/ William Mouat
Name:	William Mouat
Title:	General Counsel

Exhibit 10.1
March 15, 2022
Chris Urmson
via Aurora Operations, Inc.
Dear Chris,

This letter agreement (the “Agreement”) is entered into between Chris Urmson (“you”) and Aurora Innovation, Inc. (“Aurora” or “we”), effective as of the date signed below (the “Effective Date”), to confirm the terms and conditions of your employment with Aurora.

1.Title/Position. You will continue to serve as Aurora’s Chief Executive Officer. You also will continue to report to Board of Directors (the “Board”) of Aurora Innovation, Inc., Aurora’s parent (“Parent”) and will perform the duties and responsibilities customary for such position and such other related duties as are lawfully assigned. By signing this Agreement, you confirm that you continue to have no contractual commitments or other legal obligations that would prohibit you from performing your duties for Aurora.

2.Base Salary. Your current annual base salary is $400,000, which will be payable, less any applicable withholdings, in accordance with Aurora’s normal payroll practices. Your annual base salary will be subject to review and adjustment from time to time by the Compensation Committee of the Board (the “Committee”), as applicable, in its sole discretion.

3.Annual Bonus. Effective for the annual bonus paid in 2023, you will be eligible to receive a target annual bonus equal to 40% of the base salary you were paid by Aurora during the preceding calendar year. This bonus is payable in the sole discretion of the Committee, and will be determined based on your individual and Aurora’s overall performance. It will be subject to all applicable deductions and withholdings, and to the extent permitted by applicable law, you must be employed by Aurora at the time the bonus is paid in order to be eligible to receive it. Your annual bonus opportunity and the applicable terms and conditions may be adjusted from time to time by the Committee, in its sole discretion.

4.Equity Awards.

a.In the first quarter of 2022, the Committee granted you 2 restricted stock unit awards under Parent’s 2021 Equity Incentive Plan (the “2021 Plan”) covering: (i) 578,239 shares (the “2022 RSUs”); and (ii) 289,120 shares (the “2023 RSUs”). The 2022 RSUs will vest as to 40% on May 20, 2022, and as to 20% quarterly thereafter on Parent’s standard quarterly vesting dates, subject to continued service through each vesting date. The 2023 RSUs will vest as to 25% on May 20, 2023, and 25% quarterly thereafter on Parent’s standard quarterly vesting dates, subject to continued service through each vesting date. All restricted stock units will be subject to the 2021 Plan and form of restricted stock unit agreement thereunder.
b.You will continue to be eligible to receive additional equity awards pursuant to any plans or arrangements Parent may have in effect from time to time. The Committee will determine in its sole discretion whether you will be granted any such equity awards and the terms of any such award in accordance with the terms of any applicable plan or arrangement that may be in effect from time to time. Your equity awards outstanding as of the Effective Date will continue in effect on their existing terms.

5.Employee Benefits. You will continue to be eligible to participate in the benefit plans and programs established by Aurora for its employees from time to time, subject to their applicable terms and conditions, including without limitation any eligibility requirements. Aurora reserves the right to modify, amend, suspend or terminate the benefit plans and programs it offers to its employees at any time.

6.Proprietary Agreement. Your acceptance of this Agreement confirms that the terms of the Property Information and Inventions Agreement you previously signed with Aurora dated June 9, 2017 (the “PIIA”) still applies.

7.At-Will Employment. Aurora is an “at-will” employer. Your employment with Aurora will be for no specific period of time. Your employment with Aurora will be “at will,” meaning that either you or Aurora may terminate your employment at any time and for any reason, or no reason. Any contrary representations that may have been made to you are hereby superseded. This is the full and complete agreement between you and Aurora on this term. Aurora may modify your job duties, title, compensation and benefits, as well as its personnel policies and procedures from time to time as necessary and in its sole discretion. However, the “at will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of Aurora (other than you).

8.Miscellaneous. This Agreement, together with the PIIA, and any outstanding equity awards granted to you by Aurora and the applicable award agreements thereunder, constitute the entire agreement between you and Aurora regarding the material terms and conditions of your employment, and they supersede and replace all prior negotiations, representations or agreements between you and Aurora.

* * * * *

We’re thrilled for you to continue on the team!
Very truly yours,
AURORA OPERATIONS, INC.
/s/ William Mouat
By: William Mouat
Title: General Counsel, Vice President, Secretary & Treasurer

I have read and accept this confirmatory employment letter
Signature of Employee:
/s/ Chris Urmson
Dated: March 15, 2022

Exhibit 10.2
March 15, 2022
Richard Tame
via Aurora Operations, Inc.
Dear Richard,

This letter agreement (the “Agreement”) is entered into between Richard Tame (“you”) and Aurora Operations, Inc. (“Aurora” or “we”), effective as of the date signed below (the “Effective Date”), to confirm the terms and conditions of your employment with Aurora.

2.Title/Position. You will continue to serve as Aurora’s Chief Financial Officer. You also will continue to report to Aurora’s Chief Executive Officer and will perform the duties and responsibilities customary for such position and such other related duties as are lawfully assigned. By signing this Agreement, you confirm that you continue to have no contractual commitments or other legal obligations that would prohibit you from performing your duties for Aurora.

3.Base Salary. Your current annual base salary is $450,000, which will be payable, less any applicable withholdings, in accordance with Aurora’s normal payroll practices. Your annual base salary will be subject to review and adjustment from time to time by the Compensation Committee (the “Committee”) of the Board of Directors of Aurora Innovation, Inc., Aurora’s parent (“Parent”), as applicable, in its sole discretion.

4.Annual Bonus. Effective for the annual bonus paid in 2023, you will be eligible to receive a target annual bonus equal to 40% of the base salary you were paid by Aurora during the preceding calendar year. This bonus is payable in the sole discretion of the Committee, and will be determined based on your individual and Aurora’s overall performance. It will be subject to all applicable deductions and withholdings, and to the extent permitted by applicable law, you must be employed by Aurora at the time the bonus is paid in order to be eligible to receive it. Your annual bonus opportunity and the applicable terms and conditions may be adjusted from time to time by the Committee, in its sole discretion.

In connection with your hiring, you received a signing bonus of $100,000, payable in 2 equal portions. You acknowledge and agree that if you resign or otherwise voluntarily end your employment with Aurora or if you are terminated for Cause, in each case, before the 2nd anniversary of your date of hire, then you must repay a pro-rated amount of $50,000, representing the second installment of the signing bonus. Pro-ration will be calculated as the fraction of whole months of completed employment during your 2nd year of employment with us. For purposes of your signing bonus, “Cause” means any of the following: (i) dishonesty, embezzlement, or misappropriation of assets or property of Aurora; (ii) gross negligence, misconduct, neglect of duties, theft, fraud, or breach of fiduciary duty to Aurora; (iii) continued failure to substantially perform your duties for Aurora after written notice specifying the performance failure(s) and the opportunity of thirty days to correct the performance failure(s); (iv) violation of federal or state securities laws; (v) material breach of an employment, consulting, or other agreement with Aurora; or (vi) conviction (including a plea of guilty or nolo contendere) of a felony or any crime involving moral turpitude.

50 33rd Street • Pittsburgh • Pennsylvania • 15201

5.Equity Awards.

b.In the first quarter of 2022, the Committee granted you 3 restricted stock unit awards under Parent’s 2021 Equity Incentive Plan (the “2021 Plan”) covering: (i) 60,302 shares (the “2024 RSUs”); (ii) 66,084 shares (the “2025 RSUs”); and (iii) 5,782 shares (the “2026 RSUs”). The 2024 RSUs will vest as to 25% on May 20, 2024, and as to 25% quarterly thereafter on Parent’s standard quarterly vesting dates, subject to continued service through each vesting date. The 2025 RSUs will vest as to 25% on May 20, 2025, and 25% quarterly thereafter on Parent’s standard quarterly vesting dates, subject to continued service through each vesting date. The 2026 RSUs will vest as to 25% on May 20, 2026, and 25% quarterly thereafter on Parent’s standard quarterly vesting dates, subject to continued service through each vesting date. All restricted stock units will be subject to the 2021 Plan and form of restricted stock unit agreement thereunder.
c.You will continue to be eligible to receive additional equity awards pursuant to any plans or arrangements Parent may have in effect from time to time. The Committee will determine in its sole discretion whether you will be granted any such equity awards and the terms of any such award in accordance with the terms of any applicable plan or arrangement that may be in effect from time to time. Your equity awards outstanding as of the Effective Date will continue in effect on their existing terms.

6.Employee Benefits. You will continue to be eligible to participate in the benefit plans and programs established by Aurora for its employees from time to time, subject to their applicable terms and conditions, including without limitation any eligibility requirements. Aurora reserves the right to modify, amend, suspend or terminate the benefit plans and programs it offers to its employees at any time.

7.Proprietary Agreement. Your acceptance of this Agreement confirms that the terms of the Property Information and Inventions Agreement you previously signed with Aurora dated April 17, 2020 (the “PIIA”) still applies.

8.At-Will Employment. Aurora is an “at-will” employer. Your employment with Aurora will be for no specific period of time. Your employment with Aurora will be “at will,” meaning that either you or Aurora may terminate your employment at any time and for any reason, or no reason. Any contrary representations that may have been made to you are hereby superseded. This is the full and complete agreement between you and Aurora on this term. Aurora may modify your job duties, title, compensation and benefits, as well as its personnel policies and procedures from time to time as necessary and in its sole discretion. However, the “at will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of Aurora (other than you).

9.Miscellaneous. This Agreement, together with the PIIA, and any outstanding equity awards granted to you by Aurora and the applicable award agreements thereunder, constitute the entire agreement between you and Aurora regarding the material terms and conditions of your employment, and they supersede and replace all prior negotiations, representations or agreements between you and Aurora.

50 33rd Street • Pittsburgh • Pennsylvania • 15201

* * * * *

We’re thrilled for you to continue on the team!
Very truly yours,
AURORA OPERATIONS, INC.

/s/ Chris Urmson

By: Chris Urmson
Title: Chief Executive Officer

I have read and accept this confirmatory employment letter
Signature of Employee:
/s/ Richard Tame
Dated: March 15, 2022

50 33rd Street • Pittsburgh • Pennsylvania • 15201

Exhibit 10.3
March 15, 2022
William Mouat
via Aurora Operations, Inc.
Dear Will,

This letter agreement (the “Agreement”) is entered into between William Mouat (“you”) and Aurora Operations, Inc. (“Aurora” or “we”), effective as of the date signed below (the “Effective Date”), to confirm the terms and conditions of your employment with Aurora.

3.Title/Position. You will continue to serve as Aurora’s General Counsel, Vice President, Secretary & Treasurer. You also will continue to report to Aurora’s Chief Executive Officer and will perform the duties and responsibilities customary for such position and such other related duties as are lawfully assigned. By signing this Agreement, you confirm that you continue to have no contractual commitments or other legal obligations that would prohibit you from performing your duties for Aurora.

4.Base Salary. Your current annual base salary is $400,000, which will be payable, less any applicable withholdings, in accordance with Aurora’s normal payroll practices. Your annual base salary will be subject to review and adjustment from time to time by the Compensation Committee (the “Committee”) of the Board of Directors of Aurora Innovation, Inc., Aurora’s parent (“Parent”), as applicable, in its sole discretion.

5.Annual Bonus. Effective for the annual bonus paid in 2023, you will be eligible to receive a target annual bonus equal to 40% of the base salary you were paid by Aurora during the preceding calendar year. This bonus is payable in the sole discretion of the Committee, and will be determined based on your individual and Aurora’s overall performance. It will be subject to all applicable deductions and withholdings, and to the extent permitted by applicable law, you must be employed by Aurora at the time the bonus is paid in order to be eligible to receive it. Your annual bonus opportunity and the applicable terms and conditions may be adjusted from time to time by the Committee, in its sole discretion.

6.Equity Awards.

c.In the first quarter of 2022, the Committee granted you 3 restricted stock unit awards under Parent’s 2021 Equity Incentive Plan (the “2021 Plan”) covering: (i) 60,302 shares (the “2022 RSUs”); (ii) 66,084 shares (the “2023 RSUs”); and (iii) 5,782 shares (the “2024 RSUs”). The 2022 RSUs will vest as to 40% on May 20, 2022, and as to 20% quarterly thereafter on Parent’s standard quarterly vesting dates, subject to continued service through each vesting date. The 2023 RSUs will vest as to 25% on May 20, 2023, and 25% quarterly thereafter on Parent’s standard quarterly vesting dates, subject to continued service through each vesting date. The 2024 RSUs will vest as to 25% on May 20, 2024, and 25% quarterly thereafter on Parent’s standard quarterly vesting dates, subject to continued service through each vesting date. All restricted stock units will be subject to the 2021 Plan and form of restricted stock unit agreement thereunder.
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50 33rd Street • Pittsburgh • Pennsylvania • 15201

d.You will continue to be eligible to receive additional equity awards pursuant to any plans or arrangements Parent may have in effect from time to time. The Committee will determine in its sole discretion whether you will be granted any such equity awards and the terms of any such award in accordance with the terms of any applicable plan or arrangement that may be in effect from time to time. Your equity awards outstanding as of the Effective Date will continue in effect on their existing terms.

7.Employee Benefits. You will continue to be eligible to participate in the benefit plans and programs established by Aurora for its employees from time to time, subject to their applicable terms and conditions, including without limitation any eligibility requirements. Aurora reserves the right to modify, amend, suspend or terminate the benefit plans and programs it offers to its employees at any time.

8.Proprietary Agreement. Your acceptance of this Agreement confirms that the terms of the Property Information and Inventions Agreement you previously signed with Aurora dated January 4, 2017 (the “PIIA”) still applies.

9.At-Will Employment. Aurora is an “at-will” employer. Your employment with Aurora will be for no specific period of time. Your employment with Aurora will be “at will,” meaning that either you or Aurora may terminate your employment at any time and for any reason, or no reason. Any contrary representations that may have been made to you are hereby superseded. This is the full and complete agreement between you and Aurora on this term. Aurora may modify your job duties, title, compensation and benefits, as well as its personnel policies and procedures from time to time as necessary and in its sole discretion. However, the “at will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of Aurora (other than you).

10.Miscellaneous. This Agreement, together with the PIIA, and any outstanding equity awards granted to you by Aurora and the applicable award agreements thereunder, constitute the entire agreement between you and Aurora regarding the material terms and conditions of your employment, and they supersede and replace all prior negotiations, representations or agreements between you and Aurora.

* * * * *

3

50 33rd Street • Pittsburgh • Pennsylvania • 15201

We’re thrilled for you to continue on the team!
Very truly yours,
AURORA OPERATIONS, INC.

/s/ Chris Urmson
By: Chris Urmson
Title: Chief Executive Officer

I have read and accept this confirmatory employment letter
Signature of Employee:
/s/ William Mouat
Dated: March 15, 2022

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50 33rd Street • Pittsburgh • Pennsylvania • 15201